No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF December 2008

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

Honda Motor Co., Ltd. revised its forecasts for consolidated and unconsolidated financial results of the fiscal year ending March 31, 2009 that were announced on October 28, 2008, based on various factors such as recent trends in the Company’s financial results.

Exhibit 2:

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on December 17, 2008, revised the amount of the projected dividend per share of common stock for the year ending March 31, 2009 as follows.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for
Business Management Operations
Honda Motor Co., Ltd.

Date: December 17, 2008

[Translation]

December 17, 2008

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takeo Fukui
President and Representative Director

Notice Concerning Revision of Forecasts for

Consolidated and Unconsolidated Financial Results of the Fiscal Year Ending March 31, 2009

Honda Motor Co., Ltd. (the “Company”) revised its forecasts for consolidated and unconsolidated financial results of the fiscal year ending March 31, 2009 that were announced on October 28, 2008, based on various factors such as recent trends in the Company’s financial results.

Particulars

Revision of Forecasts for Consolidated Financial Results of the Fiscal Year Ending March 31, 2009

(Millions of Yen, except Basic net income per common share)

	Net sales and other operating revenue	Operating income	Income before income taxes, minority interest and equity in income of affiliates	Net income	Basic net income per common share (Yen)
Forecast previously announced (A)	11,600,000	550,000	580,000	485,000	267.29
Forecast revised on December 17, 2008 (B)	10,400,000	180,000	190,000	185,000	101.95
Change (B-A)	-1,200,000	-370,000	-390,000	-300,000	—
Percentage change (%)	-10.3	-67.3	-67.2	-61.9	—
(Reference) Results of the fiscal year ended March 31, 2008	12,002,834	953,109	895,841	600,039	330.54

Revision of Forecasts for Unconsolidated Financial Results of the Fiscal Year Ending March 31, 2009

(Millions of Yen, except Basic net income per common share)

	Net sales	Operating income	Ordinary income	Net income	Basic net income per common share (Yen)
Forecast previously announced (A)	3,960,000	-15,000	163,000	148,000	81.56
Forecast revised on December 17, 2008 (B)	3,490,000	-200,000	-21,000	-55,000	-30.31
Change (B-A)	-470,000	-185,000	-184,000	-203,000	—
Percentage change (%)	-11.9	—	-112.9	-137.2	—
(Reference) Results of the fiscal year ended March 31, 2008	4,088,029	140,490	351,154	298,594	164.44

Basis for Revision of Forecasts for Financial Results of the Fiscal Year Ending March 31, 2009

The business environment surrounding the Company has further deteriorated since the middle of September due mainly to the financial crisis associated with the credit crisis and the rapid economic slowdown spreading through the countries of the world. In a reflection of the severe economic environment, demand for automobiles is particularly shrinking rapidly worldwide. Also, with regard to exchange rates, the yen is appreciating more than the Company estimated.

In light of these facts, the Company has reviewed its sales plan for motorcycles, automobiles and power products and other businesses as well as its assumption of average exchange rates for the second half period and has revised its consolidated and unconsolidated financial forecasts which were announced on October 28, 2008.

The assumption of the average exchange rates for the fiscal year ending March 31, 2009 at which these forecasts are based on was changed to ¥ 101 = U.S.$1 from ¥ 103 = U.S.$1 and to ¥ 136 = Euro 1 from ¥ 145 = Euro 1.

*	For more detail, please refer to the “consolidated financial forecasts for the fiscal year ending March 31, 2009” and the “unconsolidated financial forecasts for the fiscal year ending March 31, 2009 (Parent company only)” (URL http://world.honda.com/investors/) announced by the Company on the same date hereof.

*	These “forward-looking statements” of Honda are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

[Translation]

December 17, 2008

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takeo Fukui
President and Representative Director

Notice of Resolution by the Board of Directors

Concerning Revision of Dividend Forecast for Fiscal 2009

The Board of Directors of Honda Motor Co., Ltd., (the “Company”), at its meeting held on December 17, 2008, revised the amount of the projected dividend per share of common stock for the year ending March 31, 2009 as follows.

Particulars

1.	The Basis for the Revised Projected Dividends

The Company considers the redistribution of profits to its shareholders to be one of the most important management issues, and makes distributions after taking into account its long-term consolidated earnings performance. The Company revised the amount of projected dividend per share of common stock for the third quarter ending December 31, 2008 from ¥22 to ¥11 upon revising the forecast for consolidated financial results for the fiscal year ending March 31, 2009. The payment of the year-end dividend per share of common stock has not been decided yet. The Company will propose the year-end dividend upon consideration of its consolidated financial results for the fiscal year ending March 31, 2009 and forecasts for consolidated financial results for the fiscal year ending March 31, 2010.

2.	Details of the Revised Projected Dividend Payments

	Dividends Per Share (yen)
Record Date	The End of First Quarter	The End of Second Quarter	The End of Third Quarter	Year-end	Total
Latest Dividend Forecast (Announced on October 28, 2008)	—	—	22	22	88
Projected Dividends	—	—	11	(undecided)	(undecided)
Performance in Fiscal 2009	22	22	—	—	—
Performance in Fiscal 2008	20	22	22	22	86